
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 25 2015

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39547

2/26/15

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

✳

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multi-Bank Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 1000 Town Center, Suite 2300
_____
(No. and Street)

 Southfield   Michigan   48075
_____
 (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Jeffery Maccagnone   248-291-1100
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Carnaghi & Schwark, PLLC
_____
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway,	Roseville,	Michigan	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/27/15

OATH OR AFFIRMATION

I, _____ Jeffery Maccagnone _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Multi-Bank Securities, Inc. _____, as of _____ December 31 _____, 20 14 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____

_____

_____

_____

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULTI-BANK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934
As a Public Document

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

We have audited the accompanying statement of financial condition of Multi-Bank Securities, Inc. as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Multi-Bank Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Multi-Bank Securities, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Carnaghi + Schwark, PLLC

February 23, 2015
Roseville, MI


MULTI-BANK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014



ASSETS


Assets:

Cash	$ 8,308,138
Accounts receivable:	
Brokers, dealers and clearing organization	25,807,922
Deposit - clearing organization	2,000,000
Other	345,989
Securities owned, at fair value	419,187,891
Prepaid Taxes	145,000
Prepaid expenses	243,463
Deferred tax asset (Note 2)	1,767,000
	$457,805,403
Other assets:	
Deferred costs (Note 6)	2,098,274
Total assets	$459,903,677


LIABILITIES AND STOCKHOLDER'S EQUITY


Liabilities:

Accounts payable:	
Commissions due sales representatives	$ 5,046,997
Other	103,757
Securities sold, not yet purchased, at fair value	398,148,250
Amount due to Parent Company (Note 4)	21,446
Accrued interest – subordinated debt	210,972
Accrued expenses	1,980,992
Total current liabilities	405,512,414
Subordinated debt (Note 7)	20,000,000
Subordinated debt – Exit fee (Note 7)	860,000
Deferred compensation (Note 9)	5,197,160
Total long-term liabilities	26,057,160
Total liabilities	431,569,574
Stockholder's equity:	
Common stock, par value $1.00 per share; 50,000 shares	
authorized; 16,000 shares issued	16,000
Capital in excess of par value	1,533,000
Retained earnings	26,785,103
Total stockholder's equity	28,334,103
	$459,903,677


See accompanying notes.


Note 1 - ORGANIZATION

Multi-Bank Securities, Inc. (the "Company") is an institutional fixed-income securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the U.S. Securities and Exchange Commission. The Company is a wholly owned subsidiary of Multi-Bank Services, Ltd. See Note 4 for transactions with Parent Company.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions are recorded on the trade date, as if they had settled. Profit and losses arising from all securities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Counterparty Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company monitors its exposure to risk through a variety of control procedures, including daily review of trading positions.

Federal Income Taxes

The Company files a consolidated Federal income tax return with its Parent Company. The provision for Federal income tax for the year ended December 31, 2014 is based on a separate return filing. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company's income tax asset relates primarily to deferred compensation and represents the amount available to reduce income taxes payable in future years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events
The Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2015, which is the same date the financial statements were available to be issued.

Note 3 – FAIR VALUE

Fair Value Measurement
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Note 3 – FAIR VALUE (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Assets:				
Corporate and other debt	$ -	$ 255,471	$ -	$ 255,471
U.S. government and agency	-	381,619,335	-	381,619,335
U.S. Treasuries	32,484,699	-	-	32,484,699
Municipal debt	-	4,813,998	-	4,813,998
Equities	14,388	-	-	14,388
Total securities owned	$32,499,087	$386,688,804	$ -	$419,187,891
Liabilities:				
U.S. government and agency	$ -	$340,057,798	$ -	$340,057,798
U.S. Treasuries	54,689,443	-	-	54,689,443
Equities	3,401,009	-	-	3,401,009
Total securities sold, not yet purchased	$58,090,452	$340,057,798	$ -	$398,148,250

Note 4 - TRANSACTIONS WITH PARENT COMPANY

The Parent Company, Multi-Bank Services, Ltd. provides various administrative services to the Company, including furniture and fixtures. For the year ended December 31, 2014, administrative expenses charged to the Company amounted to $300,000.

In addition, at various times, each Company makes advances to each other. The net of all inter-company activity resulted in a payable to the Parent Company in the amount of $21,446 at December 31, 2014.

Note 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2014, the Company's net capital was $32,386,092 and its required net capital was $894,755. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .41 to 1.

Note 6 – DEFERRED COSTS

Deferred costs in the amount of $2,098,274 at December 31, 2014 are summarized as follows:

	Borrowing fees and related costs	Website Development costs	CRM Development costs	Total
Balance, 12/31/13	$ 727,438	$ 1,478,705	$	$ 2,206,143
Additions	-	326,796	72,000	398,796
Amortization	(284,200)	(219,725)	(2,740)	(506,665)
Balance, 12/31/14	$ 443,238	$ 1,585,776	$ 69,260	$ 2,098,274

Borrowing fees and related costs represent amounts paid in connection with the financing of the subordinated debt. These amounts are being amortized over the original term of the loan.

Website development costs represent amounts paid in connection with the website application and infrastructure development of a web-based platform as a means for financial institutions to research, trade, or obtain both brokered and non-brokered funding alternatives. These costs are being amortized over the estimated useful life of ten years.

CRM development costs represent amounts paid in connection with the development and customization of a customer relationship manager application. These costs are being amortized over the estimated useful life of ten years.

Note 7 – SUBORDINATED DEBT

The Company in consideration of the sum of $20,000,000 has a subordinated loan agreement with a private investment firm. The loan bears interest at 12.25% per annum and matures on May 31, 2018. The debt is subordinate in right of payment to all claims of all other present and future creditors of the Company. The subordinated debt has been approved by the Financial Industry Regulatory Authority (FINRA) and is thus available in computing the Company's net capital under the SEC's net capital rule.

In addition, under the terms of the agreement the Company is obligated to pay an exit fee of $1,200,000 at maturity. The Company is accruing for this obligation over a five year period.

Note 8 - EMPLOYEES' BENEFIT PLAN

The Company maintains a defined contribution 401(k) benefit plan covering all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company at its discretion may make a matching contribution, which percentage will be determined each year by the Company. For the year ended December 31, 2014, the Company elected not to make a matching contribution.

Note 9 – DEFERRED COMPENSATION PLAN

The Company maintains a Deferred Compensation Plan available to a select group of management and highly compensated employees. The plan allows participants each year to elect to defer all or a portion of their salary and bonuses. All deferrals to the participants' accounts vest immediately. Deferred account balances earn interest at 7% per annum.

At December 31, 2014 the total deferred compensation in the amount of $5,197,160 includes $493,858 of accrued interest.

Note 10 - OPERATING LEASE COMMITMENTS

The Company leases its primary operating facilities in Southfield, Michigan and Ft. Lauderdale, Florida. They also lease facilities in various other states. The minimum lease payments on these leases are summarized as follows:

Years Ended December 31,	Amount
2015	344,000
2016	308,000
2017	239,000
2018	246,000
2019	254,000

The lease agreements include escalation clauses that increase the minimum rental payment for increased lessor taxes and operating expenses.

For the year ended December 31, 2014, the total lease expense pursuant to the above operating leases amounted to $471,291.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative charges paid to the Parent Company, see Note 4.